December 30, 2009

Principal Life Insurance Company
71 1 High Street
Des Moines, IA 50392

RE: Participation Agreement- Rule 12b-l Compensation

This pertains to the Participation Agreement dated January 5, 2007 (the "Agreement") as amended by the Amendment to Participation Agreement (the ''Amendment"), which Amendment was entered into by Principal Variable Contracts Funds, Inc., Principal Funds Distributor, Inc. ("PFD"), Principal Management Corporation and Principal Life Insurance Company ("PLIC") today to be effective January 1, 2010.

Princor Financial Services Corporation ("Princor") hereby agrees that Princor will pay to PLIC each month an amount equal to the 12b-1 fees that are received by Princor from PFD pursuant to the Agreement.

Princor Financial Services Corporation

By: /s/Mike Beer
Name: Mike Beer
Title: President